United States
                      Securities and Exchange Commission
                           Washington, D.C.  20549



                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   CABRE CORP
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                  127107 20 9
                                (CUSIP Number)

Clark D. Wraight, 101 S.E. 25th Ave., Mineral Wells, Texas76067 (817) 325-3301
  (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 3, 1996
           (Date of Event which Requires Filing of this Statement)



Item 1.   Security and Issuer

Cabre Corp, a Delaware corporation is located at 1209 Orange Street, Wilmington, Delaware 19801. As of May 9, 1996, there were 906,511 outstanding shares of Cabre Corp common stock, par value $2.00, which is the only class of common stock of Cabre Corp.

Item 2.  Identify and Background

Clark D. Wraight is the Vice President and Secretary and Treasurer of Cabre Corp. Mr. Wraight also serves as Vice President, Secretary and Treasurer and General Manager of Antenna Products Corporation and Sole Director and President of Thirco, Inc., wholly owned subsidiaries of Cabre Corp. Mr. Wraight's business address is 101 S.E. 25th Avenue, Mineral Wells, Texas 76067. During the last five years, Mr. Wraight has not been convicted of any criminal proceedings nor has he been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction. Mr. Wraight has not been subjected to any judgments, decrees or final orders prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wraight is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On April 29, 1996 Clark D. Wraight purchased 15,000 shares of Cabre common stock for the purchase price of $9,825.
These shares were purchased with Mr. Wraight's personal funds.

Item 4.  Purpose of Transaction

The purchase of stock by Clark D. Wraight was for personal investment purposes only.

Item 5.  Interest in Securities of the Issuer

                              Security Ownership

	                                                  				Sole		   Sole
                   Shares Owned Directly	  Percent of 	Voting	  Dispositive
Name of Owner		    or Indirectly           Ownership	  Power	   Power

Clark D. Wraight			  71,107		                 7.8%		   71,107	  71,107

Item 6.  Contracts, Arrangements, Understanding, or
         Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	Date:  May 9, 1996                  S/O/F						Clark D. Wraight
							                                    Vice President, Cabre Corp